Exhibit 23.1
Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Doma Holdings, Inc. on Amendment No. 1 to Form S-1 (File No. 333-258942) of our report dated March 1, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 10, 2021, with respect to our audits of the financial statements of Capitol Investment Corp. V as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on July 28, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Melville, NY
September 3, 2021